UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   Syms Corp.
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)

                                    871551107
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 9, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 2 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Companies Equity Partners, L.P.           13-4088890
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             259,978
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                259,978
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      259,978

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.77%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 3 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Companies Investors, LLC                  13-4126527
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             259,978
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                259,978
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      259,978

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.77%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 4 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Investments, L.P.                         20-2871525
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             113,730
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                113,730
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      113,730

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.77%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 5 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Companies Advisors, LLC                   20-0327470
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             113,730
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                113,730
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      113,730

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.77%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 6 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Benchmark Opportunitas Fund plc
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ireland

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             70,600
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                70,600
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      70,600

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.48%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 7 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Offshore Advisors, LLC                    20-4797640
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             70,600
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                70,600
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      70,600

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.48%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IA, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 8 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Companies Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             306,536
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                306,536
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      306,536

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      2.09%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                           Page 9 of 31 Pages
-------------------                                           ------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Offshore Advisors II, LLC                 20-8325785
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             306,536
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                306,536
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      306,536

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      2.09%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IA, OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 10 of 31 Pages
-------------------                                          -------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Barington Capital Group, L.P.                       13-3635132
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             750,844
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                750,844
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      750,844

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.11%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 11 of 31 Pages
-------------------                                          -------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  LNA Capital Corp.                                   13-3635168
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             750,844
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                750,844
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      750,844

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.11%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 12 of 31 Pages
-------------------                                          -------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  James A. Mitarotonda
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             750,844
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                750,844
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      750,844

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.11%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 13 of 31 Pages
-------------------                                          -------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  RJG Capital Partners, L.P.                         20-0133443
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 WC

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             1,900
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                1,900
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,900

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.01%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 14 of 31 Pages
-------------------                                          -------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  RJG Capital Management, LLC                         20-0027325
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             1,900
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                1,900
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,900

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.01%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 871551107                                          Page 15 of 31 Pages
-------------------                                          -------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  Ronald J. Gross
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS                 OO

--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                             1,900
SHARES              ------------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                              none
EACH                ------------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                1,900
WITH                ------------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,900

--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.01%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

                                                             Page 16 of 31 Pages

Item 1.      Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.      Identity and Background.

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of May 17, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 752,744 shares of Common Stock, representing approximately 5.12% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Benchmark Opportunitas Fund plc is a public limited company incorporated under the laws of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on
Schedule I and incorporated by reference in this Item 2.

         Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

                                                             Page 17 of 31 Pages

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

      The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James
A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

                                                             Page 18 of 31 Pages

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald
J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O'Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.      Source and Amount of Funds or Other Consideration.

      The reporting entities purchased an aggregate of 760,539 shares of Common Stock. The amount of funds expended for such purchases was approximately $2,372,973.15 by Barington Companies Equity Partners, L.P., $1,546,894.97 by Barington Investments, L.P., $1,329,466.13 by Benchmark Opportunitas Fund plc, $4,419,667.33 by Barington Companies Offshore Fund, Ltd. and $22,705 by RJG Capital Partners, L.P.

Item 4.      Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

                                                             Page 19 of 31 Pages

      The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company's management and Board of Directors to meet with and consider suggestions of the Reporting Entities, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, making an offer to purchase the Company, seeking Board representation or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.      Interest in Securities of the Issuer.

      (a) As of May 17, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 259,978 shares of Common Stock, representing approximately 1.77% of the shares of Common Stock presently outstanding based upon the 14,700,579 shares of Common Stock reported by the Company to be issued and outstanding as of April 18, 2007 in its Form 10-K filed with the Securities and Exchange Commission on April 27, 2007 (the "Issued and Outstanding Shares").

      As of May 17, 2007, Barington Investments, L.P. beneficially owns 113,730 shares of Common Stock, constituting approximately 0.77% of the Issued and Outstanding Shares. As of May 17, 2007, Benchmark Opportunitas Fund plc beneficially owns 70,600 shares of Common Stock, constituting approximately 0.48% of the Issued and Outstanding Shares. As of May 17, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 306,536 shares of Common Stock, constituting approximately 2.09% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.77% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.77% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 70,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.48% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. Barington Offshore Advisors II, LLC may be deemed to beneficially own the 306,536 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. representing approximately 2.09% of the Issued and Outstanding

                                                             Page 20 of 31 Pages

Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 306,536 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 750,844 shares, constituting approximately 5.11% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 306,536 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 750,844 shares of Common Stock, constituting approximately 5.11% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 306,536 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 750,844 shares of Common Stock, constituting approximately 5.11% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 259,978 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 113,730 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,600 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 306,536 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of May 17, 2007, RJG Capital Partners, L.P. beneficially owns 1,900 shares of Common Stock, constituting approximately 0.01% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 1,900 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same

                                                             Page 21 of 31 Pages

chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons during the past 60 days are described in
Schedule IV attached hereto and incorporated herein by reference.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With R espect to Securities of the Issuer.

      The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

      Barington Offshore Advisors, LLC is compensated for its services as the investment advisor of Benchmark Opportunitas Fund plc by the manager of such fund pursuant to a separate agreement.

      Affiliates of Barington Capital Group, L.P. pay a monthly consulting fee to RJG Capital Management, LLC for certain consulting services RJG Capital Management, LLC provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

Item 7.      Material to be Filed as Exhibits.

------------ -------------------------------------------------------------------
99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald J. Gross dated May 18, 2007.
------------ -------------------------------------------------------------------

                                                             Page 22 of 31 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   May 18, 2007

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                      By:  Barington Companies Investors, LLC,
                                           its general partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON COMPANIES INVESTORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON INVESTMENTS, L.P.
                                      By: Barington Companies Advisors, LLC,
                                          its general partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON COMPANIES ADVISORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BENCHMARK OPPORTUNITAS FUND PLC
                                      By: Barington Offshore Advisors, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                                             Page 23 of 31 Pages

                                      BARINGTON OFFSHORE ADVISORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  President

                                      BARINGTON OFFSHORE ADVISORS II, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  Managing Member

                                      BARINGTON CAPITAL GROUP, L.P.
                                      By:  LNA Capital Corp., its general
                                            partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  President and CEO

                                      LNA CAPITAL CORP.

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:   James A. Mitarotonda
                                      Title:  President and CEO

                                      /s/ James A. Mitarotonda
                                      ------------------------------------------
                                      James A. Mitarotonda

                                                             Page 24 of 31 Pages

                                      RJG CAPITAL PARTNERS, L.P.

                                      By: RJG Capital Management, LLC,
                                          its general partner

                                      By: /s/ Ronald J. Gross
                                          --------------------------------------
                                      Name:   Ronald J. Gross
                                      Title:  Managing Member

                                      RJG CAPITAL MANAGEMENT, LLC

                                      By: /s/ Ronald J. Gross
                                          --------------------------------------
                                      Name:   Ronald J. Gross
                                      Title:  Managing Member

                                      /s/ Ronald J. Gross
                                      ------------------------------------------
                                      Ronald J. Gross

                                                             Page 25 of 31 Pages

                                   SCHEDULE I

                  Directors of Benchmark Opportunitas Fund plc

Name and Position       Principal Occupation          Principal Business Address
-----------------       --------------------          --------------------------

Sebastian E. Cassetta   Senior Managing Director      888 Seventh Avenue
Director                and Chief Operating Officer   17th Floor
                        of Barington Capital          New York, NY 10019
                        Group, L.P.

Jim Cleary              Principal of Cleary           Oriel, 25 Revington Park,
Director                Consulting                    North Circular Road,
                                                      Limerick, Ireland

Andreas Jeschko         Chief Executive Officer       23 Regent House,
Director                of Benchmark Advisory         Bisazza Street, SLM15,
                        Limited and Benchmark         Sliema, Malta
                        Capital Management GmbH

Karin Kisling           Chief Investment Officer      23 Regent House,
Director                of Benchmark Advisory         Bisazza Street, SLM15,
                        Limited                       Sliema, Malta

Carl O'Sullivan         Partner, Arthur Cox           Earlsfort Centre
Director                                              Earlsfort Terrace
                                                      Dublin 2
                                                      Ireland

                                                             Page 26 of 31 Pages

                                   SCHEDULE II

        Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position       Principal Occupation         Principal Business Address
-----------------       --------------------         --------------------------

James A. Mitarotonda    Chairman and Chief           888 Seventh Avenue
Director and President  Executive Officer of         17th Floor
                        Barington Capital            New York, NY 10019
                        Group, L.P.

Sebastian E. Cassetta   Senior Managing Director     888 Seventh Avenue
Director                and Chief Operating          17th Floor
                        Officer of Barington         New York, NY 10019
                        Capital Group, L.P.

Jonathan Clipper        Managing Director of         7 Reid Street, Suite 108
Director                Bedford Management Ltd.      Hamilton HM11, Bermuda

Graham Cook             Director/Manager,            Bison Court
Director                Corporate Services of        P.O. Box 3460
                        Byson Financial              Road Town, Tortola
                        Services, Ltd.               British Virgin Islands

Citigroup Fund          Fund Administration          Washington Mall 1, 3rd Flr.
Services, Ltd.                                       22 Church Street
Secretary                                            Hamilton HM11, Bermuda

Melvyn Brunt            Chief Financial Officer      888 Seventh Avenue
Treasurer               of Barington Capital         17th Floor
                        Group, L.P.                  New York, NY 10019

                                                             Page 27 of 31 Pages

                                  SCHEDULE III

                          Officers of LNA Capital Corp.

Name and Position       Principal Occupation          Principal Business Address
-----------------       --------------------          --------------------------

James A. Mitarotonda    Chairman and Chief            888 Seventh Avenue
President and CEO       Executive Officer of          17th Floor
                        Barington Capital             New York, NY 10019
                        Group, L.P.

Sebastian E. Cassetta   Senior Managing Director      888 Seventh Avenue
Secretary               and Chief Operating           17th Floor
                        Officer of Barington          New York, NY 10019
                        Capital Group, L.P.

Melvyn Brunt            Chief Financial Officer       888 Seventh Avenue
Treasurer               of Barington Capital          17th Floor
                        Group, L.P.                   New York, NY 10019

                                                             Page 28 of 31 Pages

                                   SCHEDULE IV

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased by Benchmark Opportunitas Fund plc

             Number of
Date           Shares         Price Per Share            Cost(*)
----         ---------        ---------------          -----------
5/9/2007       8,500              $17.866              $151,861.00
5/10/2007      7,852              $17.766              $139,498.63
5/11/2007      3,648              $17.977              $ 65,580.10


Shares purchased and sold by Barington Companies Offshore Fund, Ltd.

             Number of
Date           Shares         Price Per Share            Cost(*)
----         ---------        ---------------          -----------
4/9/2007      10,000              $18.267              $182,670.00
4/11/2007      1,600              $18.272              $ 29,235.20
4/12/2007        400              $18.350              $  7,340.00
4/13/2007      1,600              $18.294              $ 29,270.40
4/18/2007        700              $18.479              $ 12,935.30
4/19/2007      4,500              $18.342              $ 82,539.00
4/23/2007      1,500              $18.366              $ 27,549.00
4/24/2007      1,700              $18.333              $ 31,166.10
4/27/2007      1,100              $18.008              $ 19,808.80
4/30/2007     11,700              $17.593              $205,838.10
5/1/2007       9,300              $17.765              $165,214.50
5/8/2007       3,300              $17.253              $ 56,934.90

----------
(*)   Excludes commissions and other execution-related costs.